

Mail Stop 3628

August 3, 2009

Via Facsimile (515-474-8659) and U.S. Mail

Robert J. Zepfel, Esq.
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, California 92660

RE: Strasbaugh
Schedule TO-I
Filed July 22, 2009
File No. 5-48009

Dear Mr. Zepfel:

    We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

    The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

General

1.   We note that the Company has not provided the information required by Item 10 of Schedule TO. As the Company's financial condition appears material to a security holder's decision whether to participate in the Offer to Exchange, please revise the filing to provide such information. See Instructions 1 and 2 to Item 10. The Company may incorporate by reference financial statements contained in any document filed with the

Commission if certain conditions are met. See Instruction 3 to Item 10. If the Company chooses to incorporate by reference, it must provide the summary information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Offer to Exchange
Summary of Material Terms of the Offer …, page 1

2.   Disclosure in the fifth bullet point on page 1 indicates that the Company will issue shares of Common Stock in certificate form *shortly* after completion of the Offer (emphasis added). Please revise this disclosure here to comply with Exchange Act Rule 13e-4(f)(5) which dictates that tendered securities must be paid for or returned "promptly" after the termination of an offer.

Conditions of the Offer, page 11

3.   The Company states in the first paragraph that it will not be required to accept any Option that a security holder elects to exchange if the Company determines that any of the listed events has occurred and in the Company's reasonable judgment, such event makes it inadvisable for it to proceed with the Offer. As the bidder, the Company has the right to waive any listed offer condition. However, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to option holders. Please confirm the Company's understanding on both points in your response letter.

4.   We note the language in the last paragraph in this section, to the effect that "[o]ur failure to exercise any of these rights is not a waiver of any these rights." If an event triggers a listed offer condition, and the Company determines to proceed with the Offer anyway, it has waived the offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company should inform target option holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Miscellaneous, page 17

5.   We note the disclosure in the second paragraph on page 17. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

- advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

- confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company's eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer to Exchange some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

- revise the disclosure here consistent with Rule 13e-4(f)(8).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Tina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions